William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

December 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

        This letter is being furnished on behalf of BG Medicine, Inc. (the “Company”), with respect to a proposed Amendment No. 8 to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). As discussed with Damon Colbert of the staff of the Commission’s Division of Corporation Finance (the “Staff”) earlier today, in order to assist the Staff with its review of the Company’s proposed revised disclosure, which primarily relates to (i) a decrease in the offering price, (ii) a reduction in the estimated net proceeds, and (iii) an indication of interest by certain of the Company’s existing principal stockholders and/or their affiliates in purchasing common stock in the offering, the Company wishes to provide the proposed draft disclosure included with this letter showing changes from Amendment No. 7 to the Registration Statement filed on December 2, 2010 that will be included in Amendment No. 8 to the Registration Statement. We are also including a proposed free-writing prospectus that the Company would distribute to prospective investors.

        Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 15, 2010

cc:	Securities and Exchange Commission

Damon Colbert
Steve Lo
James Lopez
John Reynolds
David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.
Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels
Linda Rockett
Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray
Angela Lin

Deloitte & Touche LLP

Joseph Apke

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 16, 2010

Relating to Prospectus dated December 2, 2010

Registration No. 333-164574

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated December 2, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-164574) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1407038/000119312510272382/ds1a.htm

The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, a reduction in the estimated net proceeds and an indication of interest by certain of our existing principal stockholders and/or their affiliates in purchasing common stock in this offering.

Common Stock offered by us:	4,750,000 shares (or 5,462,500 shares if the underwriters exercise their over-allotment option in full)

Common Stock to be outstanding after this offering:	18,143,607 shares (or 18,856,107 shares if the underwriters exercise their over-allotment option in full)

Expected initial public offering price per share:	$7.00 per share

Potential purchases by existing stockholders:

Certain of our principal stockholders and/or their affiliates, including Flagship Ventures, or Flagship, Gilde Europe Food & Agribusiness Fund B.V, General Electric Pension Trust, Legg Mason Capital Management Special Investment Trust, Inc., SMALLCAP World Fund, Inc. and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

If such stockholders purchase all shares they have indicated an interest in purchasing, the number of shares beneficially owned after this offering by all directors and executive officers as a group will increase to 11,432,879 and the percentage of common stock beneficially owned by them after this offering will increase to 55.7%. The number and percentage of shares beneficially owned is based on 18,143,607 shares of common stock outstanding as of November 5, 2010 and options and warrants held by this group that are exercisable within 60 days, and assumes no exercise of the underwriters’ over-allotment option. Assuming such purchases, Flagship would beneficially own 39.0% of our common stock outstanding after this offering.

The purchase of shares in this offering by these existing stockholders and/or their affiliates would reduce the public float of our common stock after this offering to approximately 36.5% of our outstanding shares of common stock, which could adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors, in as much as federal securities laws restrict sales of shares by these stockholders. Reducing the public float and liquidity of our common stock can affect the market price of our common stock and make it more difficult to sell the shares purchased in this offering at current market prices, or at all.

Because these indications of interest are not binding agreements or commitments to purchase, these existing stockholders and directors may elect not to purchase any shares in this offering.

Net Proceeds:	We estimate that we will receive net proceeds of approximately $28.6 million from the sale of the shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $33.2 million.

Use of Proceeds:

We currently intend to use the net proceeds from this offering primarily for the following purposes:

•   approximately $15.0 million to fund the commercial launch of our lead product, BGM Galectin-3, including establishing a commercial organization and infrastructure, and to fund development, potential regulatory submission and potential commercial launch activities for the second indication of our galectin-3 test to identify patients at elevated risk for heart failure following a heart attack;

•   approximately $8.0 million to fund development, potential regulatory submission and potential commercial launch activities for our other cardiovascular diagnostic product candidates, including AMIPredict and LipidDx;

•   approximately $3.0 million for biomarker discovery and potential clinical development of additional diagnostic product candidates; and

•   the remainder of the net proceeds of this offering for other general corporate purposes, including capital expenditures, licensing of intellectual property, repayment of debt and working capital.

Future capital requirements:	Based on our current operating plan, we anticipate that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities as of September 30, 2010, will be sufficient to enable us to maintain our currently planned operations through 2012. Our projected uses of cash include cash to fund operations, including continued research and product development, sales and marketing related to our launch of our first commercial product and capital expenditures. If we are not able to generate significant revenues from sales of our galectin-3 tests by the end of 2012, we will need to raise funds, in addition to the net proceeds from this offering, to continue our operations and to develop and potentially commercialize our second product candidate, AMIPredict.

Pro forma as adjusted balance sheet data:	Based upon the expected initial public offering price of $7.00 per share, as of September 30, 2010, on a pro forma as adjusted basis, cash, cash equivalents and marketable securities would have been approximately $34.9 million, total assets would have been approximately $36.6 million and total stockholders’ equity would have been approximately $32.2 million.

Pro forma as adjusted capitalization:	Based upon the expected initial public offering price of $7.00 per share, as of September 30, 2010, on a pro forma as adjusted basis, additional paid in capital would have been approximately $125.2 million, total stockholders’ equity would have been approximately $32.2 million and total capitalization would have been approximately $32.6 million.

Dilution:	After giving effect to the sale of 4,750,000 shares of common stock in this offering at the expected initial public offering price of $7.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2010 would have been approximately $31.6 million, or $1.74 per share. This amount represents an immediate increase in pro forma net tangible book value per share of $1.52 to our existing stockholders, compared to pro forma net tangible book value per share and an immediate dilution of $5.26 to investors participating in this offering. If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $1.92 per share, and the dilution in pro forma net tangible book value per share to investors participating in this offering would be $5.08 per share. Investors purchasing shares of common stock in this offering will have purchased approximately 26.2% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 28.1% of the total consideration paid for our common stock.

BG Medicine, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents BG Medicine, Inc. has filed with the SEC for more complete information about BG Medicine, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BG Medicine, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, New York 10171 or by telephone toll free at (888) 827-7275.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	December 16, 2010

4,750,000 Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the 4,750,000 shares of our common stock offered by this prospectus. The expected public offering price is $7.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “BGMD.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 712,500 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             , and our total proceeds, before expenses, will be $             .

Certain of our principal stockholders and/or their affiliates have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. See “Prospectus summary—The offering.”

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2010.

Sole Book-Running Manager

UBS Investment Bank

Lead Manager

Lazard Capital Markets

Co-Managers

Baird	Cowen and Company

The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

i

The offering

Common stock offered by us	4,750,000 shares

Common stock to be outstanding after this offering	18,143,607 shares

Over-allotment option	712,500 shares

Use of proceeds	We intend to use the net proceeds of this offering to fund: the commercial launch of our lead product, BGM Galectin-3, including establishing a commercial organization and infrastructure; the development, potential regulatory submission and potential commercial launch activities for our other diagnostic product candidates, including our galectin-3 test to identify patients at elevated risk for heart failure following a heart attack, AMIPredict and LipidDx; our biomarker discovery efforts and potential clinical development of additional novel diagnostic product candidates; possible acquisitions of technologies, products or businesses to complement our business; and other general corporate purposes. See “Use of proceeds” for a more complete description of our intended use of the net proceeds from this offering.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

NASDAQ Global Market symbol	BGMD

The number of shares of common stock to be outstanding after the offering is based on an aggregate of 13,393,607 shares of common stock outstanding as of September 30, 2010, after giving effect to the conversion of our outstanding preferred stock and the conversion of our outstanding bridge notes, each as discussed below. Unless otherwise indicated, the information contained in this prospectus, including the information above, excludes:

➢	2,442,662 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2010, with a weighted-average exercise price of $4.37 per share;

➢

521,098 shares of common stock reserved for future issuance under our 2001 Stock Option and Incentive Plan, or our 2001 Stock Plan, as of September 30, 2010; provided, however, that immediately upon completion of this offering, our 2001 Stock Plan will terminate so that no further awards may be granted under our 2001 Stock Plan;

➢

an aggregate of up to 1,199,976 shares of common stock reserved for future issuance under our 2010 Employee, Director and Consultant Stock Plan, or our 2010 Stock Plan, which will become effective upon completion of the offering;

➢	1,217,197 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2010, with a weighted-average exercise price of $0.54 per share;

➢	138,449 shares of common stock issuable upon the exercise of outstanding warrants issued on November 4, 2010, with an exercise price of $0.02 per share; and

➢

3,304 shares of common stock issuable upon the automatic net exercise of a warrant to purchase 14,018 shares of our common stock upon the completion of this offering at an exercise price of $5.35 per share and based upon the expected initial public offering price of $7.00 per share.

Unless otherwise indicated, the information we present in this prospectus, including the information above:

➢	reflects the conversion of all of our outstanding preferred stock into 9,541,931 shares of our common stock immediately prior to completion of this offering;

➢

reflects the issuance of 857,127 shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes issued pursuant to the agreement described below based upon the expected initial public offering price of $7.00 per share;

➢	assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 712,500 shares of our common stock; and

➢	reflects the effectiveness of our restated certificate of incorporation and restated bylaws upon completion of this offering.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a 1-for-1.6667 reverse split of our common stock effected on November 29, 2010.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million principal amount of the outstanding bridge notes will convert into approximately 857,127 shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share.

If the actual initial public offering price is not equal to the expected initial public offering price of $7.00 per share, the number of shares of common stock into which the bridge notes will convert upon completion of this offering will differ from that set forth above. A $1.00 decrease in the expected initial public offering price of $7.00 per share would increase the number of shares of common stock issuable upon the conversion of bridge notes by an aggregate of 142,848 shares. A $1.00 increase in the expected initial public offering price of $7.00 per share would decrease the number of shares of common stock issuable upon the conversion of the bridge notes by an aggregate of 107,133 shares. Following the closing of this offering, the actual shares of common stock to be issued will be based on the amount of accrued interest then outstanding and the actual initial public offering price.

Certain of our principal stockholders and/or their affiliates, including Flagship Ventures, or Flagship, Gilde Europe Food & Agribusiness Fund B.V., or Gilde, General Electric Pension Trust, or GE, Legg Mason Capital Management Special Investment Trust, Inc., or Legg Mason, SMALLCAP World Fund, Inc., or SMALLCAP, and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

(1)	Interest expense in 2008 and in the nine months ended September 30, 2010 includes non-cash charges of $4.0 million and $1.7 million, respectively, related to expense arising from the issuance of warrants issued in connection with convertible debt that were accounted for as debt discount and beneficial conversion features on convertible debt. Such amounts were immediately recognized as interest expense because the debt was due upon demand.

(2)	Net loss used in computing pro forma basic and diluted net loss per share and the number of weighted-average common shares used in computing pro forma basic and diluted net loss per share give effect to the automatic conversion of all of our outstanding convertible preferred stock into 9,541,931 shares of common stock upon the completion of this offering as if such conversion had occurred at the beginning of the period.

The following table sets forth consolidated balance sheet data as of September 30, 2010:

➢	on an actual basis;

➢

on an unaudited pro forma basis to give effect upon the completion of this offering to (i) the automatic conversion of all shares of our convertible preferred stock outstanding at September 30, 2010 into an aggregate of 9,541,931 shares of our common stock; (ii) the conversion of warrants to purchase 92,305 shares of our convertible preferred stock into warrants to purchase 55,381 shares of our common stock; (iii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes and the issuance of warrants to purchase 138,449 shares of our common stock, which resulted in a charge to operations totaling approximately $650,000; and (iv) the issuance of 857,127 shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon the completion of this offering based upon the expected initial public offering price of $7.00 per share;

➢

on an unaudited pro forma as adjusted basis to give effect to the pro forma adjustments described above and the receipt by us of $28.6 million from the sale of 4,750,000 shares of our common stock offerred by us in this offering based upon the expected initial public offering price of $7.00 per share after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us.

The unaudited pro forma and pro forma as adjusted consolidated balance sheet data is presented for informational purposes only and does not purport to represent what our consolidated financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our financial condition as of any future date.

	As of September 30, 2010
Consolidated balance sheet data:	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$2,855	$4,855	$34,948
Deferred offering costs	1,484	1,484	—
Total assets	5,969	7,969	36,578
Warrant liability	509	46	46
Long-term debt, including current portion	4,509	388	388
Total liabilities	9,008	4,424	4,424
Redeemable convertible preferred stock	71,828	—	—
Convertible preferred stock	1,708	—	—
Accumulated deficit	(92,415)	(93,065)	(93,065)
Total stockholders’ (deficit) equity	(74,867)	3,545	32,154

(1)	Each $1.00 increase or decrease in the expected initial public offering price of $7.00 per share would increase or decrease, as applicable, our pro forma as adjusted cash, cash equivalents and marketable securities, total assets and total stockholders’ (deficit) equity by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses paid or payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our common stock. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

We are an early stage company with a history of losses, we expect to incur losses for at least the next several years, and we may never achieve profitability.

We have incurred substantial net losses since our inception in February 2000. For the years ended December 31, 2007, 2008 and 2009, we incurred net losses of $11.4 million, $15.1 million and $16.1 million, respectively, and for the nine months ended September 30, 2010, we incurred a net loss of $13.8 million. Our accumulated deficit was approximately $92.4 million at September 30, 2010. We expect to continue to incur substantial net losses for at least the next several years, and these losses are likely to increase in the near-term.

Historically, we have generated limited revenue from our biomarker discovery and analysis services agreements. Additionally, we have only recently begun limited marketing and sales activities in Europe relating to our first diagnostic test for galectin-3, and, to date, we have recognized only a limited amount of product revenue. As we continue the discovery and development of our diagnostic product candidates, our expenses are expected to increase significantly. Accordingly, we will need to generate significant revenue to achieve profitability. We received 510(k) clearance from the FDA in November 2010 for a manual version of our BGM Galectin-3 test, which we intend to make available in December 2010. Even as we begin selling this test and potentially other products, we expect our losses to continue as a result of ongoing research and development expenses, as well as increased manufacturing, sales and marketing expenses. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, our business, financial condition and results of operations will be negatively affected and the market value of our common stock will decline.

We may not have sufficient resources to continue as a going concern without the proceeds from this offering.

We have received a report from our independent registered public accounting firm on the 2009 financial statements that contains an explanatory paragraph stating that our stockholders’ deficit, recurring net losses and history of negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We anticipate that our existing cash resources are not sufficient to fund our current business plans beyond the end of January 2011. We cannot be certain that additional financing will be available in sufficient amounts or on terms acceptable to us, if at all. We believe that the successful completion of this offering will allow us to meet our anticipated cash requirements through 2012. If we are unable to successfully complete this offering, we will need to obtain alternative financing and modify our operational plans in order to continue as a going concern.

Risk factors

by such third parties, or have that access limited, because the third parties decrease the number of patient samples they provide, due to changes in privacy laws governing the use and disclosure of medical information or due to changes in the laws restricting our ability to obtain patient samples and associated information. In certain instances, we owe the party providing the samples for our research programs payments which may be related to the sales of products derived from those research programs. In addition, we may be forced to actively pursue patient samples from other sources for the diagnostic testing indications we pursue, which could be expensive and time consuming. If we fail to secure and maintain an adequate supply of patient samples, or if our existing supply arrangements are terminated or result in access to fewer samples than expected, our ability to pursue our biomarker discovery and development efforts may be slowed or halted, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers for some of our laboratory instruments and supplies used in biomarker discovery and development and we will rely on third-party suppliers for the commercialization of our products. If any of these supply arrangements are interrupted or terminated, we may not be able to find adequate replacements on a timely basis or at all.

We rely on mass spectrometry equipment and other advanced instruments from Applied Biosystems and other vendors to generate the vast majority of data for our biomarker discovery and development projects. In addition, we anticipate that we will rely on Abbott, Alere, bioMérieux and other vendors to supply us with laboratory immunochemistry instruments and reagents for the development and future commercialization of the BGM Galectin-3 test for heart failure, AMIPredict and future diagnostic product candidates. If we were to lose any of these suppliers or if our suppliers were to become unwilling or unable to provide these materials in required quantities or on our required timelines, we would be required to identify new suppliers with similar instrumentation, reagents and software capable of supporting our discovery and development efforts based on our proprietary technologies, or possibly modify our discovery and development processes and procedures. If supplies for the BGM Galectin-3 test for heart failure, AMIPredict or any future diagnostic product candidates are interrupted or terminated, we may need to repeat some or all of our development studies for such products, and we may need to seek a new or amended FDA registration for such products. We may not be able to identify or contract with acceptable replacement sources on a timely basis, on acceptable terms, or at all. If we are able to identify other suppliers, there is no guarantee that we would be able to transfer our technologies to new instruments and equipment or substitute reagents or other materials with comparable results or on a timely basis. We may also become involved in disputes with our third-party suppliers or we may become party to disputes between these suppliers and other parties, which could be expensive and time consuming. Delays or difficulties experienced with these third-party suppliers would have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital in the future. If we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan.

We expect to continue to incur substantial net losses for at least the next several years. We believe that our current cash, cash equivalents and marketable securities, together with the expected net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through 2012. If we incur delays in commencing commercialization of our galectin-3 test or in achieving significant product revenue, or if we encounter other unforeseen adverse business developments, we may exhaust our capital resources prior to this time.

Risk factors

We cannot be certain that additional capital will be available when needed or that our actual cash requirements will not be greater than anticipated. Financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend on various factors, such as market conditions and our financial condition and outlook. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If we are unable to obtain financing on terms favorable to us, we may be unable to execute our business plan and we may be required to cease or reduce development or commercialization of our product candidates, sell some or all of our technology or assets or merge with another entity.

Declining general economic or business conditions may have a negative impact on our business.

Continuing concerns over U.S. healthcare reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence and high unemployment, precipitated an economic slowdown and recession. If the economic climate does not improve or continues to deteriorate, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property proves inadequate, our ability to successfully commercialize our proposed products will be harmed and we may never be able to operate our business profitably.

Our success depends, in large part, on our ability to protect proprietary methods, discoveries and diagnostic tests that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can seek to prevent others from unlawfully using our inventions and proprietary information. We rely on both patents and trade secrets to protect the proprietary aspects of our methods and discoveries. We have a non-exclusive license to practice and commercialize technology covered by two issued U.S. patents and their foreign counterparts that relate to our methods for discovering biomarkers. As of November 1, 2010, we had 20 pending patent applications filed either with the U.S. Patent and Trademark Office or under the Patent Cooperation Treaty, or PCT, and foreign counterparts of certain of these patent applications. A subset of the intellectual property that we own or license relates to our galectin-3 test for heart failure. This intellectual property includes U.S. Patent Application No. 10/575,745 exclusively licensed from ACS Biomarker B.V. and nine corresponding patent applications pending in the United States and abroad. On October 1, 2010, we received a notice of allowance for U.S. Patent Application No. 10/575,745 from the U.S. Patent and Trademark Office. The patent issuing from this allowed U.S. patent application could expire as early as 2025. We own a

Risk factors

reimbursement available from governmental agencies or other third party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce healthcare costs may adversely affect our ability to set prices we believe are fair for any diagnostic products we may develop and commercialize. Changes in healthcare policy, such as the creation of broad limits for diagnostic products, could substantially interrupt the sale of future diagnostic tests, increase costs, divert management’s attention and adversely affect our ability to generate revenues and achieve profitability.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, relating to healthcare availability, methods of delivery or payment for diagnostic products and services, or sales, marketing or pricing, may limit our potential revenue, and we may need to revise our research and development or commercialization programs. The pricing and reimbursement environment may change in the future and become more challenging due to several reasons, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect our ability to sell any diagnostic products we may develop and commercialize profitably. Some of these proposed and implemented reforms could result in reduced reimbursement rates for our diagnostic products, which would adversely affect our business strategy, operations and financial results. For example, in March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010, or the PPACA, which may have far reaching consequences for life science companies like us. As a result of this new legislation, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs, such as Medicare and Medicaid, the creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs, biopharmaceuticals, medical devices or our product candidates. If reimbursement for our approved product candidates, if any, is substantially less that we expect in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Further federal and state proposals and healthcare reforms could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. Our results of operations could be materially adversely affected by the PPACA, by the Medicare prescription drug coverage legislation, by the possible effect of such current or future legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock.

Risk factors

The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price, or at all.

Certain of our existing stockholders and/or their affiliates have indicated an interest in purchasing up to 76.1% of the shares in this offering. These purchases would reduce the public float of our common stock after this offering to approximately 36.5% of our outstanding shares of common stock, which could adversely affect the trading market for our common stock.

Certain of our principal stockholders and/or their affiliates have indicated an interest in purchasing, individually, up to an aggregate of $25.3 million of shares of common stock in this offering (or 76.1% of the shares we are offering), based upon the expected initial public offering price of $7.00 per share. If such stockholders purchase all shares they have indicated an interest in purchasing, the number of shares beneficially owned after this offering by all directors and executive officers as a group will increase to 11,432,879, and the percentage of common stock beneficially owned by them after this offering will increase to 55.7%. The purchase of shares by these affiliated entities in this offering will reduce the public float of our common stock after this offering to approximately 36.5% of our outstanding shares of common stock, which could adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors, in as much as federal securities laws restrict sales of our shares by these stockholders. Reducing the public float and liquidity of our common stock can affect the market price of our common stock and make it more difficult to sell the shares purchased in this offering at current market prices, or at all. See “Principal stockholders” for more information regarding beneficial ownership of our common stock.

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The initial public offering price may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price nevertheless may be volatile. Market prices for securities of early stage life sciences companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the many factors that may cause the market price of our common stock to fluctuate include:

➢	our ability to commercialize the products, if any, that we are able to develop;

➢	the progress and results of our biomarker discovery and product candidate development efforts;

➢	actions taken by regulatory authorities with respect to our product candidates, or our sales and marketing activities;

➢	regulatory developments in the United States, the European Union and other jurisdictions;

➢	the outcome of legal actions to which we may become a party;

➢	announcements concerning product development results or intellectual property rights of others;

➢	announcements of technological innovations or new products by us or our competitors;

➢	changes in financial estimates or recommendations by securities analysts;

➢	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

➢	restatements of our financial results and/or material weaknesses in our internal controls;

Risk factors

financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would entail expenditure of additional financial and management resources.

The ownership of our common stock will continue to be highly concentrated and your interests may conflict with the interests of our existing stockholders.

Certain of our principal stockholders and/or their affiliates, including Flagship, Gilde, GE, Legg Mason, and SMALLCAP and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. If these principal stockholders and/or their affiliates purchase all shares they have indicated interests in purchasing, the aggregate number of shares beneficially owned by our executive officers, directors and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, will beneficially own or control approximately 90.0% of our outstanding common stock, or approximately 87.0% if the underwriters exercise their over-allotment option in full. If these principal stockholders and/or their affiliates do not purchase such shares in this offering, our executive officers, directors and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, will beneficially own or control approximately 67.0% of our outstanding shares after this offering, or approximately 64.4% if the underwriters exercise their over-allotment option in full. We have outstanding an aggregate of $6.0 million principal amount of bridge notes, which are held by certain of our principal stockholders. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million in principal amount of outstanding bridge notes will convert into approximately 857,127 shares of our common stock, which are included in the percentages set forth above. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock at an exercise price of $0.02 per share.

Accordingly, these stockholders, if acting as a group, or Flagship, which alone would beneficially own 39.0% of our outstanding common stock, assuming our principal stockholders and/or affiliates purchase the additional shares that they have indicated an interest in purchasing, based on 18,143,607 shares outstanding after this offering, will have control over the outcome of corporate actions requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, and they may in some instances exercise this control in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control, could deprive you of the opportunity to receive a premium for our common stock as part of a sale and could adversely affect the market price of our common stock.

Management will have broad discretion over the use of the net proceeds from the offering and may not apply the net proceeds effectively or in a manner that is consistent with the uses described in this prospectus.

Although we intend to use the net proceeds of this offering to, among other things, finance working capital needs, including the commercialization of our galectin-3 diagnostic test and the continued development of our product candidates, as well as to fund continuing operations, because of the number and variability of factors that will determine our use of these proceeds, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of proceeds” in this prospectus. However, our plans may change, and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or

Risk factors

any return on your investment. In addition, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of September 30, 2010, our eight largest stockholders beneficially owned, collectively, approximately 90% of our outstanding common stock on an as-converted basis. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on an aggregate of 13,393,607 shares outstanding as of September 30, 2010, upon completion of this offering, we will have 18,143,607 outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of the remaining shares outstanding, 12,867,554 shares of common stock will be subject to a 180-day contractual lock-up with the underwriters, and 322,788 shares of common stock will be subject to a 180-day contractual lock-up with us.

In addition, as of September 30, 2010, there were 2,442,662 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 13,723,450 shares of our common stock or securities exercisable for shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders. Holders of warrants exercisable for approximately 55,381 additional shares of our common stock as of September 30, 2010, will have rights, subject to some conditions, to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all shares of common stock that are issuable or reserved for grant under our stock plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up period under the lock-up agreements described in the “Shares eligible for future sale” section of this prospectus.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us or our industry make unfavorable comments about our market opportunity or product candidates or downgrade our common stock, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

If you purchase our common stock in this offering, you will pay more for our common stock than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution

Risk factors

of $5.26 per share based upon the expected initial public offering price of $7.00 per share. Further, investors purchasing our common stock in this offering will contribute approximately 28.1% of the total amount invested by stockholders since our inception, but will only own approximately 26.2% of the shares of our common stock outstanding following the offering. In the past, we also issued options and warrants to acquire our common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution. For further information, see “Dilution” elsewhere in this prospectus.

Because we do not intend to pay dividends for the foreseeable future, investors in the offering will benefit from their investment in shares only if our common stock appreciates in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently prohibit us from paying cash dividends on our common stock. As a result, the success of an investment in our common stock will depend upon any future appreciation in their value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which investors in this offering have purchased their shares.

Provisions of our certificate of incorporation, our bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions:

➢	allow the authorized number of directors to be changed only by resolution of our board of directors;

➢	establish a classified board of directors, such that not all members of the board of directors may be elected at one time;

➢

authorize our board of directors to issue without stockholder approval preferred stock, the rights of which will be determined at the discretion of the board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

➢	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

➢	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

➢	limit who may call stockholder meetings; and

➢

require the approval of the holders of 80% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $28.6 million, after deducting the underwriting fees and commissions and estimated offering expenses paid or payable by us, based upon the expected initial public offering price of $7.00 per share. If the underwriters’ over-allotment option is exercised in full, we estimate our net proceeds will be approximately $33.2 million.

A $1.00 increase (decrease) in the expected initial public offering price of $7.00 per share, would increase (decrease) the net proceeds to us from this offering by $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses paid or payable by us. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more shares and at a price per share different than that set forth on the cover page of this prospectus. As a result, the net proceeds to us from this offering may be lower or higher than the amount set forth above.

We expect to use the net proceeds we receive from this offering primarily for the following purposes:

➢

approximately $15.0 million to fund the commercial launch of our lead product, BGM Galectin-3, including establishing a commercial organization and infrastructure, and to fund development, potential regulatory submission and potential commercial launch activities for the second indication of our galectin-3 test to identify patients at elevated risk for heart failure following a heart attack;

➢

approximately $8.0 million to fund development, potential regulatory submission and potential commercial launch activities for our other cardiovascular diagnostic product candidates, including AMIPredict and LipidDx;

➢	approximately $3.0 million for biomarker discovery and potential clinical development of additional diagnostic product candidates; and

➢	the remainder for other general corporate purposes, including capital expenditures, licensing of intellectual property, repayment of debt and working capital.

This expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the success of our commercialization efforts for our galectin-3 test; the timing and progress of our development activities for additional indications for our galectin-3 test and our other product candidates, AMIPredict and LipidDx; the results of our discovery activities for our cardiovascular and other projects; and the timing and revenue derived from additional collaborations that we may enter into with third parties for our product candidates. The costs and timing of product discovery and development activities, particularly conducting clinical studies and obtaining regulatory clearance, are highly uncertain, subject to substantial risks and can often change. Depending on the outcome of these activities, our plans and priorities may change, and we may apply the net proceeds from this offering differently than we currently anticipate. For example, in the event we identify other opportunities that we believe are in the best interest of our stockholders, we may use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which currently provide for investment of funds in cash equivalents, government obligations, high grade and corporate notes and commercial paper.

Capitalization

The table below sets forth our cash, cash equivalents and marketable securities and capitalization as of September 30, 2010:

➢	on an actual basis;

➢

on an unaudited pro forma basis, after giving effect upon the completion of this offering to (i) the automatic conversion of all shares of our convertible preferred stock into an aggregate of 9,541,931 shares of our common stock; (ii) the conversion of warrants to purchase 92,305 shares of preferred stock into warrants to purchase 55,381 shares of common stock; (iii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes and the issuance of warrants to purchase 138,449 shares of our common stock, which resulted in a charge to operations totaling approximately $650,000; and (iv) the issuance of 857,127 shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon the completion of this offering based upon the expected initial public offering price of $7.00 per share; and

➢

on an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above and the receipt by us of $28.6 million from the sale of 4,750,000 shares of our common stock offered by us in this offering based upon the expected initial public offering price of $7.00 per share after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s discussion and analysis of financial condition and results of operations.” The unaudited pro forma and pro forma as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

Capitalization

	As of September 30, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$2,855	$4,855	$34,948

Long-term debt, including current portion	$4,509	$388	$388

Warrant liability	509	46	46

Redeemable convertible preferred stock:
Series A redeemable preferred stock; $0.001 par value, 16,017,067 shares authorized; 15,823,566 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,735	—	—
Series A-1 redeemable exchangeable preferred stock; $0.001 par value, 2,475,247 shares authorized, issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5,000	—	—
Series C redeemable preferred stock; $0.001 par value, 1,369,863 shares authorized; issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,583	—	—
Series D redeemable preferred stock; $0.001 par value, 6,246,151 shares authorized; 6,153,846 issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	39,510	—	—

Total redeemable convertible preferred stock	71,828	—	—

Stockholders’ (deficit) equity:
Series B preferred stock; $0.001 par value, 2,000,000 shares authorized; 1,138,716 shares issued and outstanding; actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	1,708	—	—
Common stock; $0.001 par value, 60,000,000 shares authorized, actual and pro forma; 100,000,000 shares authorized, pro forma as adjusted; 2,994,549 shares issued and outstanding, actual; 13,393,607 shares issued and outstanding, pro forma; 18,143,607 shares issued and outstanding, pro forma as adjusted	3	13	18
Additional paid in capital	15,837	96,597	125,201
Accumulated deficit	(92,415)	(93,065)	(93,065)

Total stockholders’ (deficit) equity	$(74,867)	$3,545	$32,154

Total capitalization	$1,979	$3,979	$32,588

Each $1.00 increase (decrease) in the expected initial public offering price of $7.00 per share would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $4.4 million, assuming that the number of shares offered by us under this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us.

Capitalization

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of September 30, 2010, and excludes:

➢	2,442,662 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2010, with a weighted-average exercise price of $4.37 per share;

➢

521,098 shares of common stock reserved for future issuance under our 2001 Stock Option and Incentive Plan, or our 2001 Stock Plan, as of September 30, 2010; provided, however, that immediately upon completion of this offering, our 2001 Stock Plan will terminate so that no further awards may be granted under our 2001 Stock Plan;

➢

an aggregate of up to 1,199,976 shares of common stock reserved for future issuance under our 2010 Employee, Director and Consultant Stock Plan, or our 2010 Stock Plan, which will become effective upon completion of the offering;

➢

1,217,197 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2010, with a weighted-average exercise price of $0.54 per share, on an actual basis and on a pro forma and pro forma as adjusted basis;

➢	138,449 shares of common stock issuable upon the exercise of outstanding warrants issued on November 4, 2010, with an exercise price of $0.02 per share; and

➢

3,304 shares of common stock issuable upon the automatic net exercise of a warrant to purchase 14,018 shares of our common stock upon the completion of this offering at an exercise price of $5.35 per share and based upon the expected initial public offering price of $7.00 per share.

Dilution

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of September 30, 2010, we had a net tangible book value (deficit) of $(75.4 million), or approximately $(25.19) per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by 2,994,549, the number of common shares outstanding. Our pro forma net tangible book value as of September 30, 2010 was $3.0 million, or $0.22 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of September 30, 2010, after giving effect to (i) the conversion of all of our outstanding preferred stock into 9,541,931 shares of common stock; (ii) the issuance in November 2010 of the remaining $2.0 million in principal amount of bridge notes; and (iii) the issuance of 857,127 shares of our common stock upon the automatic conversion of $6.0 million in principal amount of outstanding bridge notes upon completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the expected initial public offering price of $7.00 and after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us, our adjusted pro forma net tangible book value as of September 30, 2010 would have been approximately $31.6 million, or approximately $1.74 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.52 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $5.26 per share to new investors purchasing shares of our common stock in the offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Expected initial public offering price per share		$7.00
Pro forma net tangible book value as of September 30, 2010	$0.22
Increase per share attributable to new investors	1.52

Pro forma as adjusted net tangible book value per share after the offering		1.74

Dilution in pro forma net tangible book value per share to new investors		$5.26

A $1.00 increase (decrease) in the expected initial public offering price of $7.00 would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $4.4 million and the pro forma as adjusted net tangible book value per share after this offering by $0.24 per share and would increase (decrease) the dilution per share to new investors in this offering by $0.76 per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting underwriting discounts and commissions and estimated expenses paid or payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

Dilution

The following table shows, as of September 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders before this offering and investors participating in this offering paid. The table gives effect to the conversion of all of our outstanding preferred stock into common stock and the automatic conversion of the bridge notes, as described above.

	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders before this offering	13,393,607	73.8%	$85,155,000	71.9%	$6.36
Investors participating in this offering	4,750,000	26.2	33,250,000	28.1	7.00

Total	18,143,607	100.0%	$118,405,000	100.0%

A $1.00 increase (decrease) in the expected initial public offering price of $7.00 per share would increase (decrease) total consideration paid by investors participating in this offering and total consideration paid by all stockholders each by approximately $4.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $1.92 per share and the dilution in pro forma net tangible book value per share to investors in this offering would be $5.08 per share. Additionally, if the underwriters’ over-allotment option is exercised in full, the number of shares of our common stock held by existing stockholders before this offering will be further reduced to 71.0% of the total number of shares of our common stock to be outstanding after the offering, and the number of shares of our common stock held by investors participating in this offering will be further increased to 29.0% of the total number of shares of our common stock to be outstanding after the offering.

In addition, except as noted, the above discussion and table assume no exercise of stock options or warrants after September 30, 2010. As of September 30, 2010, we had outstanding options to purchase a total of 2,442,662 shares of our common stock at a weighted-average exercise price of $4.37 per share and warrants to purchase a total of 1,231,215 shares of our common stock, with a weighted-average exercise price of $0.60 per share. In November 2010, we issued warrants to purchase 138,449 shares our common stock at an exercise price of $0.02 per share in connection with our bridge note financing. If all such options and warrants had been exercised as of September 30, 2010, pro forma as adjusted net tangible book value per share, would be $1.96 per share and dilution to investors participating in this offering would be $5.04 per share.

Management’s discussion and analysis of financial condition and results of operations

We are required to recognize compensation expense for only the portion of options that are expected to vest; however, due to the small size of our employee base and the quarterly vesting provisions of our option awards, forfeitures of awards have been nominal. Therefore, we have applied a 0% forfeiture rate in recognizing stock-based compensation expense. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized stock-based compensation expense.

We also account for equity instruments issued to our non-employee directors and consultants at fair value. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. Awards to nonemployees have been nominal in the three years ended December 31, 2009 and through the nine months ended September 30, 2010.

The following table presents the grant dates and exercise prices of stock options granted during the twenty-one months ended September 30, 2010, along with estimates for the fair value of the underlying common stock and resultant estimated fair value of the stock options:

Date of issuance	Number of shares subject to options granted	Per share exercise price of options	Per share estimated fair value of common stock(1)	Per share estimated fair value of options(2)
January 23, 2009	553,949	$7.50	$7.50	$4.35
April 7, 2009	410,559	7.50	7.50	4.37
June 30, 2009	367,788	7.50	7.50	4.48
November 25, 2009	26,695	9.45	9.45	5.68
January 23, 2010	63,689	10.67	10.67	6.08

Total	1,422,680

Weighted-average		$7.65	$7.65	$4.47

(1)	The per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors.

(2)	The per share estimated fair value of options was estimated for the date of grant using the Black-Scholes options pricing model.

Based upon the expected initial public offering price set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of September 30, 2010 was $6.4 million.

Our board of directors has historically estimated the fair value of our common stock, with input from management, as of the date of each stock option grant. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including:

➢	the sale price of the most recent preferred stock financing rounds, which was $6.50 per share for the Series D redeemable convertible preferred stock in July 2008;

➢	the liquidation preferences of our preferred stock, including any additional fundraising activities that may have occurred in the period;

Management’s discussion and analysis of financial condition and results of operations

The fair value of our common stock was determined to be $9.45 per share as of November 25, 2009. The probability of an initial public offering was estimated to be 60% (40% likely in the short-term and 20% likely in 21 months). The fair value of our common stock as of that date also reflects the following factors:

➢	the decision by the FDA to deny our 510(k) submission for our galectin-3 test (August 2009);

➢	the issuance of CE mark permitting sales of our galectin-3 test in the European Union (November 2009);

➢	the receipt of favorable data from an additional clinical study in support of our galectin-3 test (November 2009), which we submitted to the FDA in December 2009 with our new 510(k) application;

➢	the first shipment of galectin-3 trial kits to our distributor in Europe (November 2009); and

➢	our commercial partnership with Abbott (November 2009).

Since December 31, 2009 through the date of this prospectus, we granted options to purchase 63,689 shares of our common stock at an exercise price of $10.67 per share on January 23, 2010. The fair value of our common stock was determined to be $10.67 per share as of January 23, 2010, an increase of $1.22 from the prior fair value on November 25, 2009. The probability of an initial public offering was estimated to be 60% (50% likely in the short-term and 10% likely in the next 18 months). The short-term probability was based, in part, on our belief in the increased likelihood of obtaining regulatory clearance from the FDA for our galectin-3 test and completing an initial public offering of our common stock, in light of prevailing market conditions and our relative financial condition at the time. The increase in the fair value of our common stock from November 25, 2009 was previously determined to reflect the following factors:

➢	our submission of a new 510(k) premarket notification to the FDA for our galectin-3 test (December 2009);

➢	the holding of an organizational meeting with the representative of the underwriters for the initial public offering of our common stock contemplated by this prospectus (December 2009);

➢	ongoing discussions with the FDA relating to the clearance of our 510(k) submission; and

➢	our liquidity and needs for financing, including our bridge note financing where we issued $6.0 million in principal amount of bridge notes (March 2010 through November 2010).

The difference in the fair value of our common stock of $10.67 per share as of January 23, 2010 (the most recent date on which we granted stock options) and the previously assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover page of this prospectus, or $3.33, was determined to be attributable primarily to an increase in the enterprise value of the Company resulting from our receipt of regulatory clearance from the FDA in November 2010 for our first product, the BGM Galectin-3 test for heart failure. FDA clearance of our first product is a critical valuation inflection point for the Company that will enable us to commence the launch and marketing of our BGM Galectin-3 test for heart failure and potentially generate significant product revenue for the first time since our inception. In addition, the net proceeds from this offering will substantially strengthen our balance sheet and bolster our cash resources, which we believe will contribute to an increase in the value of our common stock. Furthermore, we believe that it is reasonable to expect that the completion of this offering will add value to the shares because those shares will then have increased liquidity and marketability.

Management’s discussion and analysis of financial condition and results of operations

Total stock-based compensation expense has been recognized in the statement of operations as follows:

	Years ended December 31,			Nine months ended September 30, 2010
	2007	2008	2009
Research and development expenses	$884	$452	$565	$375
Selling, general and administrative expenses	1,026	1,152	1,816	$1,363

Total	$1,910	$1,604	$2,381	$1,738

Stock-based compensation expense of approximately $3.0 million was unrecognized for non-vested awards as of September 30, 2010, and is expected to be recognized over a weighted-average period of 2.3 years.

The assumptions used in determining fair value of share-based awards represent management’s and our board of directors’ best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change, and we use different assumptions, our share-based compensation expense could be materially different in the future. We believe that the valuation methodologies used in the valuations are reasonable and consistent with the AICPA Practice Aid.

Valuation models require the input of highly subjective assumptions. Because pre-IPO common stock has characteristics significantly different from that of a publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock.

The foregoing valuation methodologies are not the only valuation methodologies available to value our awards prior to becoming a public company. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Financial instruments

We have issued certain freestanding warrants related to shares that are redeemable or contingently redeemable, as well as common stock warrants that are not considered indexed to our own stock. These warrants are required to be carried as liabilities and are measured at fair value. Changes in the fair value of these warrants are recorded in the statement of operations. We measure the fair value of the warrants using a Black-Scholes option pricing model, using similar assumptions to those described above in the section entitled “—Stock-based compensation.” The expected term of all warrants is the remaining contractual term. Upon the closing of this offering, the warrants that are exercisable into redeemable shares will be converted into warrants to purchase common stock, and there will be no future impact on the statement of operations related to these warrants. However, the warrants for common stock that are not considered indexed to our own stock will remain outstanding.

The assumptions used in determining fair value represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change, including the changes in fair value of the underlying common stock, our fair value estimates could be materially different in the future.

RESULTS OF OPERATIONS

Comparison of the nine months ended September 30, 2010 and 2009

Revenue

Revenue decreased by 92%, or $7.5 million, to $620,000 in the nine months ended September 30, 2010 from $8.1 million in the same period in 2009. This decrease was primarily due to the completion of the

Management’s discussion and analysis of financial condition and results of operations ended December 31, 2007, interest expense consisted of $434,000 attributable to our convertible debt beneficial conversion, $65,000 in non-cash expenses arising from the amortization of debt discounts that arose from the issuance of warrants in connection with loans and $190,000 in interest expense from the various loans.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, we had $2.9 million of cash, cash equivalents and marketable securities and a working capital deficit of $5.3 million, which includes $4.0 million in outstanding bridge notes as of September 30, 2010 from the March 2010 bridge note financing discussed below. Our primary sources of liquidity have been funds generated from our equity financings, which have included the sale of shares of our common stock and preferred stock, debt financings, and cash payments from our research and development collaborations and service agreements. Through September 30, 2010 we have received gross proceeds of $83.2 million from the sale of our securities as follows:

➢	$0.7 million through the sale of 2,178,976 shares of common stock;

➢	$23.7 million through the sale of 15,823,566 shares of Series A redeemable convertible preferred stock;

➢	$5.0 million through the sale of 2,475,247 shares of Series A-1 redeemable convertible preferred stock;

➢	$4.8 million through the sale of 1,138,716 shares of Series B convertible preferred stock;

➢	$5.0 million through the sale of 1,369,863 shares of Series C redeemable convertible preferred stock;

➢	$6.0 million through the sale of convertible promissory notes, which converted into 949,720 shares of Series D redeemable convertible preferred stock;

➢	$34.0 million through the sale of 5,204,126 shares of Series D redeemable convertible preferred stock; and

➢

$4.0 million through the sale of convertible promissory notes, which will convert into 571,418 shares of our common stock upon the completion of this offering at the expected initial public offering price of $7.00 per share.

In November 2007, we entered into a term loan with a financial institution to borrow up to $3.0 million. We have borrowed a total of $3.0 million under the agreement in two separate tranches and as of September 30, 2010, there was $400,000 of principal outstanding with monthly payments due through January 2011.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately 857,127 shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share. The relative fair value of the warrants, aggregating $1,697,000, was recorded as interest expense in the nine months ended September 30, 2010. An additional charge totaling approximately $650,000 will be recognized in November 2010 as a result of the issuance of the $2.0 million remaining principal on the bridge notes.

Compensation

Pieter Muntendam, M.D., president and chief executive officer

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause or by executive for good reason following change of control	Occurrence of a change of control without termination
Base salary	$145,000	$290,000	N/A
Acceleration of vesting of equity	N/A	(	(
Number of stock options and value upon termination(2)	N/A	111,270 shares	111,270 shares
		$106,890	$106,890
Post-term benefits	N/A	$16,987	N/A
Total:	$145,000	$413,877	$106,890

(1)	50% of the unvested options granted to Dr. Muntendam on November 28, 2006 will vest upon a change of control and options granted to Dr. Muntendam on January 23, 2009 will accelerate by nine months upon a change of control.

(2)	Calculated based on the expected initial public offering price of $7.00 per share less the applicable per share exercise price.

Michael W. Rogers, executive vice president, chief financial officer and treasurer

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause following change of control	Executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties	Occurrence of a change of control with material adverse change in duties
Base salary	$206,250	$275,000	$275,000	N/A	N/A
Acceleration of vesting of equity	N/A	100% of	Nine months	Nine months	100% of
		unvested options	acceleration and 50% of unvested options	acceleration and 50% of unvested options	unvested options
Number of stock options and value upon termination(1)	N/A	299,993 shares	196,870 shares	196,870 shares	299,993 shares
		$0	$0	$0	$0
Post-term benefits	$12,741	$16,987	$16,987	N/A	N/A
Total:	$218,991	$291,987	$291,987	$0	$0

(1)	Calculated based on the expected initial public offering price of $7.00 per share less the applicable per share exercise price. At this price, Mr. Rogers would receive no additional value from the acceleration of the vesting of stock options as the exercise price of his options is $7.50 per share.

Compensation

C. Douglas White, executive vice president and general manager, diagnostics(1)

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by the company without cause or by executive with good reason or executive not offered comparable position following change of control	Executive not offered comparable position or relocated following change of control	Occurrence of a change of control without termination or material adverse change in duties	Occurrence of a change of control with material adverse change in duties
Base salary	$137,500	$275,000	$206,250	N/A	N/A
Acceleration of vesting of equity	N/A	100% of unvested options	Nine months acceleration and 50% of unvested options	Nine months acceleration and 50% of unvested options	100% of unvested options
Number of stock options and value upon termination(2)	N/A	239,994 shares $0	164,996 shares $0	164,996 shares $0	239,994 shares $0
Post-term benefits	$8,494	$16,987	$12,741	N/A	N/A
Total:	$145,994	$291,987	$218,991	$0	$0

(1)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

(2)	Calculated based on the expected initial public offering price of $7.00 per share less the applicable per share exercise price. At this price, Mr. White would receive no additional value from the acceleration of the vesting of stock options as the exercise price of his options is $7.50 per share.

Neal F. Gordon, Ph.D., senior vice president, biomarker discovery

Executive benefits and payments upon termination or change of control	Termination by the company without cause	Termination by executive with good reason or executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties
Base salary	$112,500	$112,500	N/A
Acceleration of vesting of equity	N/A	100% of unvested options	100% of unvested options
Number of stock options and value upon termination(1)	N/A	104,997 shares $0	104,997 shares $0
Post-term benefits	$8,494	$8,494	N/A
Total:	$120,994	$120,994	$0

(1)	Calculated based on the expected initial public offering price of $7.00 per share less the applicable per share exercise price. At this price, Mr. Gordon would receive no additional value from the acceleration of the vesting of stock options as the exercise price of his options is $7.50 per share.

Compensation

Aram Adourian, Ph.D., vice president, scientific affairs

Executive benefits and payments upon termination or change of control	Termination by the company without cause or by executive with good reason or executive not offered comparable position following change of control	Occurrence of a change of control without termination or material adverse change in duties
Base salary	$97,500	N/A
Acceleration of vesting of equity	Nine months acceleration of unvested options	Nine months acceleration of unvested options
Number of stock options and value upon termination(1)	8,100 shares	8,100 shares
	$0	$0
Post-term benefits	$6,506	N/A
Total:	$104,006	$0

(1)	Calculated based on the expected initial public offering price of $7.00 per share less the applicable per share exercise price. At this price, Dr. Adourian would receive no additional value from the acceleration of the vesting of stock options as the exercise price of his options is $7.50 per share.

COMPENSATION OF DIRECTORS

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2009 to each of our non-employee directors who served during the year.

Name	Fees earned or paid in cash	Option awards(1)	All other compensation	Total
Noubar B. Afeyan, Ph.D.	—	—	—	—
Harrison M. Bains	—	$101,829	—	$101,829
Joseph Davie, M.D., Ph.D.(2)	—	18,558	—	18,558
Timothy Harris, Ph.D., D.Sc.	—	101,829	—	101,829
Stelios Papadopoulos, Ph.D.	—	—	—	—
Pieter van der Meer, M.Sc.	—	—	—	—

(1)	The value of each of the option awards was computed in accordance with ASC Topic 718 without consideration of forfeitures. Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation.” The options generally have an eight-year term and vest with respect to one-fourth of the shares of our common stock on the first anniversary of the grant date and quarterly thereafter until the fourth anniversary of the grant date.

(2)	Dr. Davie resigned from our board of directors effective December 30, 2009.

In January 2010, Stéphane Bancel was elected as a member of our board of directors. In connection with Mr. Bancel’s agreement to serve on our board of directors, we granted him an option to purchase 32,410 shares of our common stock at an exercise price of $10.67.

Principal stockholders

The following table presents information about the beneficial ownership of our common stock as of November 5, 2010, and as adjusted to reflect the shares offered by this prospectus, by:

➢	each existing stockholder we know to beneficially own 5% or more of our common stock, which we call our principal stockholders;

➢	each of our directors;

➢	each of our named executive officers; and

➢	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days following November 5, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The percentage of shares owned before the offering is based on 12,536,480 shares of our common stock outstanding as of November 5, 2010, which gives effect to the automatic conversion of all shares of our convertible preferred stock outstanding at November 5, 2010 into an aggregate of 9,541,931 shares of our common stock effective immediately prior to the completion of this offering. The percentage of shares owned after the offering is based on 18,146,911 shares of our common stock to be outstanding after the offering, which includes 3,304 shares of our common stock to be issued upon the automatic net exercise of a warrant to purchase 14,018 shares of common stock upon the completion of this offering and the issuance of 857,127 shares of our common stock upon the automatic conversion of $6.0 million in principal amount of the outstanding bridge notes upon the completion of this offering, based upon the expected initial public offering price of $7.00 per share.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of bridge notes to certain of our principal stockholders. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Of the total amount, $1,999,800 of bridge notes have been issued to eight entities affiliated with Flagship, $1,000,200 of bridge notes have been issued to Gilde, $499,800 of bridge notes have been issued to Humana, $250,200 of bridge notes have been issued to Dr. Papadopoulos and $750,000 of bridge notes have been issued to each of Legg Mason, GE and SMALLCAP. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately 857,127 shares of our common stock. In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share. The warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011, and are exercisable for 10 years from the date of issuance, and are reflected in the table below.

Principal stockholders

Certain of our principal stockholders and/or their affiliates, including Flagship, Gilde, GE, Legg Mason, and SMALLCAP and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. Accordingly, the figures in the table below do not reflect the purchase of any shares in this offering by these potential investors.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

		Percentage of shares beneficially owned
Beneficial owner(1)	Number of shares beneficially owned	Before offering	After offering
Principal Stockholders
Entities affiliated with Flagship Ventures(2)	5,877,359	44.9%	32.9%
General Electric Pension Trust(3)	974,979	7.7	5.9
Gilde Europe Food & Agribusiness Fund B.V.(4)	1,873,314	14.6	10.9
Humana Inc.(5)	675,548	5.4	4.1
Koninklijke Philips Electronics N.V.(6)	693,980	5.5	3.8
Legg Mason Capital Management Special Investment Trust, Inc.(7)	974,979	7.7	5.9
SMALLCAP World Fund, Inc.(8)	974,979	7.7	5.9

Directors
Noubar Afeyan, Ph.D.(9)	5,877,359	44.9	32.9
Harrison M. Bains(10)	16,357	*	*
Stéphane Bancel(11)	8,102	*	*
Timothy Harris, Ph.D., D.Sc.(12)	16,357	*	*
Stelios Papadopoulos, Ph.D.(13)	825,884	6.3	4.6
Pieter van der Meer, M.Sc(14)	1,873,314	14.6	10.9

Named Executive Officers
Pieter Muntendam, M.D.(15)	553,823	4.2	3.0
Michael W. Rogers(16)	114,895	*	*
C. Douglas White(17)	—	*	*
Neal Gordon, Ph.D.(18)	56,435	*	*
Aram Adourian, Ph.D.(19)	137,198	1.1%	*

All Directors and Current Executive Officers as a group (12 persons)(20)(21)	9,607,864	64.4%	49.1%

*	Less than 1%

(1)	Except as set forth below, the address of all directors, executive officers and stockholders is c/o BG Medicine, Inc., 610 Lincoln Street North, Waltham, Massachusetts 02451.

(2)

Consists of 2,029,865 shares and warrants to purchase 51,240 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen Group LLC; 125,725 shares and warrants to purchase 22,547 shares of common stock that are immediately exercisable held by AGTC Advisors Fund, L.P.; 2,079,975 shares, warrants to purchase 373,104 shares of common footnotes continued on following page

Principal stockholders

stock that are immediately exercisable and warrants to purchase 18 shares of common stock that will be exercisable upon completion of this offering held by Applied Genomic Technology Capital Fund, L.P.; 410,903 shares, warrants to purchase 18,009 shares of common stock that are immediately exercisable and warrants to purchase 36,546 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen Equity Investors LLC; 223,746 shares, warrants to purchase 2,353 shares of common stock that are immediately exercisable and warrants to purchase 19,266 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen-Elan LLC; 59,522 shares, warrants to purchase 1,348 shares of common stock that are immediately exercisable and warrants to purchase 5,184 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen-Long Reign Holding LLC; 241,407 shares, warrants to purchase 5,077 shares of common stock that are immediately exercisable and warrants to purchase 21,003 shares of common stock that will be exercisable upon completion of this offering held by NewcoGen-PE LLC; 4,232 shares held by OneLiberty Advisors Fund 2000 L.P; 80,424 shares held by OneLiberty Ventures 2000 L.P.; and 59,386 shares, warrants to purchase 1,310 shares of common stock that are immediately exercisable and warrants to purchase 5,169 shares of common stock that will be exercisable upon completion of this offering held by ST NewcoGen LLC. Percentage of shares beneficially owned after the offering includes 105,738 shares of common stock issuable to NewcoGen Group LLC, 42 shares of common stock issuable to Applied Genomic Technology Capital Fund, L.P., three shares of common stock issuable to AGTC Advisors Fund, L.P., 75,420 shares of common stock issuable to NewcoGen Equity Investors LLC, 39,756 shares of common stock issuable to NewcoGen-Elan LLC, 10,704 shares of common stock issuable to NewcoGen-Long Reign Holding LLC, 43,341 shares of common stock issuable to NewcoGen-PE LLC and 10,671 shares of common stock issuable to ST NewcoGen LLC, upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to such entities, as described above, based upon the expected initial public offering price of $7.00 per share. Noubar B. Afeyan, Ph.D., one of our directors, is managing partner of Flagship Ventures and may be deemed to share voting and investment power with respect to all shares held by Flagship Ventures. Dr. Afeyan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. The address for all of the Flagship entities is One Memorial Drive, 7th Floor, Cambridge, Massachusetts 02140.

(3)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes 107,142 shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as described above, based upon the expected initial public offering price of $7.00 per share. General Electric Pension Trust is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for the Trust. GE Asset Management may be deemed to beneficially share ownership of the shares owned by the Trust, but has no pecuniary interest in such shares. GE expressly disclaims beneficial ownership of all shares owned by the Trust. General Electric Pension Trust’s address is c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, Connecticut 06905.

(4)

Consists of 1,541,125 shares, warrants to purchase 262,949 shares of common stock that are currently exercisable and warrants to purchase 69,240 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes 142,884 shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as footnotes continued on following page

Principal stockholders

described above, based upon the expected initial public offering price of $7.00 per share. The manager of the stockholder is Gilde Agribusiness Management B.V., which is indirectly owned by three managing partners, Pieter van der Meer, Edwin de Graaf and Marc Olivier Perret, through a holding entity, Gilde Healthcare Holding B.V. Gilde Healthcare Holding B.V. is owned in equal thirds by the three managing partners. Gilde Europe Food & Agribusiness Partners II C.V. has a 20% carried interest in the stockholder. Pieter van der Meer, Edwin de Graaf and Marc Olivier Perret together have a controlling interest in Gilde Europe Food & Agribusiness Partners II C.V. Accordingly, Pieter van der Meer, Edwin de Graaf and Marc Olivier Perret may be deemed to share voting and investment power with respect to the shares. The stockholder’s address is Newtonlaan 91, P.O. Box 85067, 3508 Utrecht, AB, the Netherlands.

(5)	Consists of 585,566 shares, warrants to purchase 55,383 shares of common stock that are currently exercisable and warrants to purchase 34,599 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes 71,400 shares of common stock issuable to Humana upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as described above, based upon the expected initial public offering price of $7.00 per share. The stockholder’s address is 500 West Main Street, Louisville, Kentucky 40202.

(6)	The stockholder’s address is Breitner Center HBT-16, P.O. Box 77900, Amstelplein 2, 1070 MX Amsterdam, the Netherlands.

(7)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering includes 107,142 shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as described above, based upon the expected initial public offering price of $7.00 per share. Legg Mason Capital Management Special Investment Trust, Inc. (“Special Investment Trust”) and Legg Mason Capital Management, Inc., the manager of Special Investment Trust, share voting and dispositive power with respect to these shares, and therefore may be deemed beneficial owners of the shares. Special Investment Trust’s address is c/o Legg Mason Capital Management, 100 Light Street, Baltimore, Maryland 21202.

(8)	Consists of 923,058 shares and warrants to purchase 51,921 shares of common stock that will be exercisable upon completion of this offering. Percentage of shares beneficially owned after the offering 107,142 includes shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as described above, based upon the expected initial public offering price of $7.00 per share. SMALLCAP World Fund, Inc. (“SMALLCAP”) is an investment company registered under the Investment Company Act of 1940. Capital Research and Management Company (“CRMC”), an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser to SMALLCAP. In that capacity, CRMC may be deemed to have voting or investment power and be the beneficial owner of the shares held by SMALLCAP. CRMC, however, disclaims beneficial ownership of shares held by SMALLCAP. The address of SMALLCAP is c/o Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071.

(9)	Reflects securities beneficially owned by entities affiliated with Flagship Ventures as set forth in footnote 2, for which Dr. Afeyan is the Managing Partner and Chief Executive Officer and is entitled to vote the shares. Dr. Afeyan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

footnotes continued on following page

Principal stockholders

(10)	Consists of options to purchase shares of common stock held by Mr. Bains which are exercisable within 60 days following November 5, 2010.

(11)	On January 23, 2010, Mr. Bancel was granted an option to purchase 32,410 shares at an exercise price of $10.67 per share, none of which are exercisable within 60 days following November 5, 2010 or included in the table above.

(12)	Consists of options to purchase shares of common stock held by Dr. Harris which are exercisable within 60 days following November 5, 2010.

(13)	Consists of 337,827 shares, warrants to purchase 134,297 shares of common stock that are currently exercisable, warrants to purchase 17,319 shares of common stock that will be exercisable upon completion of this offering and options to purchase 336,441 shares which are exercisable within 60 days following November 5, 2010. Percentage of shares beneficially owned after the offering includes 35,742 shares of common stock issuable to the stockholder upon the automatic conversion at the closing of this offering of the principal amount outstanding of the bridge notes issued to the stockholder, as described above, based upon the expected initial public offering price of $7.00 per share.

(14)	Reflects securities beneficially owned by entities affiliated with Gilde Healthcare Partners as set forth in footnote 4, for which Mr. van der Meer is the General Manager and is entitled to vote the shares. Mr. van der Meer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(15)	Consists of 9,680 shares, warrants to purchase 2,803 shares and options to purchase 541,340 shares of common stock which are exercisable within 60 days following November 5, 2010.

(16)	Consists of options to purchase shares of common stock held by Mr. Rogers which are exercisable within 60 days following November 5, 2010.

(17)	Mr. White resigned as our Executive Vice President and General Manager, Diagnostics on May 27, 2010.

(18)	Consists of options to purchase shares of common stock held by Dr. Gordon which are exercisable within 60 days following November 5, 2010.

(19)	Consists of 21,027 shares and options to purchase 116,171 shares of common stock which are exercisable within 60 days following November 5, 2010.

(20)	See footnotes 9 through 16, 18 and 19. Also includes 8,410 shares held by Anastastia Rader and options to purchase 102,856 and 16,874 shares of common stock held by Anastastia Rader and Wayne Shepherd, respectively, which are exercisable within 60 days following November 5, 2010.

(21)	Certain of our principal stockholders and/or their affiliates, including Flagship, Gilde, GE, Legg Mason, and SMALLCAP and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, if any shares are purchased by such stockholders, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If such stockholders purchase all shares they have indicated interests in purchasing, the number of shares beneficially owned by all directors and executive officers as a group after this offering will increase to 11,432,879, and the percentage of common stock beneficially owned by them after this offering will increase to 55.7%.

Certain relationships and related person transactions

Except as disclosed below, the members of our board of directors, executive officers, principal stockholders and related persons have had no interest in any transactions to which we were a party since January 1, 2007 or which were entered into by us prior thereto and under which we or the other parties still have ongoing obligations.

PARTICIPATION IN THIS OFFERING

Certain of our principal stockholders and/or their affiliates, including Flagship, Gilde, GE, Legg Mason, SMALLCAP and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

SALES OF SECURITIES

Convertible notes and warrants

During the period December 2007 to March 2008, we issued to entities affiliated with Flagship Ventures, with which our director, Noubar Afeyan, is affiliated and Gilde, with which our director, Pieter van der Meer, is affiliated, two of our principal stockholders, and to Stelios Papadopoulos, a director, an aggregate principal amount of $4,000,000 in convertible promissory notes. In connection with the issuance of these notes, we also issued warrants to purchase 110,760 shares of our common stock at an exercise price of $0.02 per share that expire 10 years from the issue date. In July 2008, the holders of these convertible notes converted them into an aggregate of 640,511 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 384,298 shares of our common stock at an effective conversion price of $10.83 per share.

In June 2008, we issued to Humana, one of our principal stockholders, a convertible promissory note in the principal amount of $2,000,000. In connection with the issuance of this note, we also issued a warrant to purchase 55,383 shares of our common stock at an exercise price of $0.02 per share that expires 10 years from the issue date. In July 2008, Humana converted this convertible note into 309,209 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share. Upon the closing of this offering, these shares will be converted into 185,521 shares of our common stock at an effective conversion price of $10.83 per share.

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of bridge notes to certain of our principal stockholders, including eight entities affiliated with Flagship, with which our director, Noubar Afeyan, is affiliated; Gilde, with which our director, Pieter van der Meer, is affiliated; Humana; Legg Mason; GE; SMALLCAP; and one of our directors, Stelios Papadopoulos. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Of the total amount, an aggregate of $1,999,800 of bridge notes have been issued to eight entities affiliated with Flagship, $1,000,200 of bridge notes have been issued to Gilde, $499,800 of bridge notes have been issued to Humana, $250,200 of bridge notes have been issued to Dr. Papadopoulos and $750,000 of bridge notes have been issued to each of Legg Mason, GE and SMALLCAP. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time

Certain relationships and related person transactions

upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately 857,127 shares of our common stock.

In connection with the bridge note financing, we issued warrants to purchase 415,347 shares of our common stock. Of the total number, warrants to purchase an aggregate of 138,426 shares of our common stock have been issued to eight entities affiliated with Flagship, warrants to purchase 69,240 shares of our common stock have been issued to Gilde, warrants to purchase 34,599 shares of our common stock have been issued to Humana, warrants to purchase 17,319 shares of our common stock have been issued to Dr. Papadopoulos and warrants to purchase 51,921 shares of our common stock have been issued to each of Legg Mason, GE and SMALLCAP. The warrants will be exercisable at an exercise price of $0.02 per share. The warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011, and are exercisable for 10 years from the date of issuance. The bridge notes and warrants were issued in a private placement in accordance with Section 4(2) of the Securities Act of 1933, as amended, and the shares of common stock issued upon the automatic conversion of the bridge notes and the exercise of the warrants will be restricted securities. The holders of the bridge notes and warrants will be entitled to the registration rights provided in the Fourth Amended and Restated Investor Rights Agreement with regard to the shares of common stock issued upon the automatic conversion of the bridge notes and the exercise of the warrants.

Series C preferred stock

In May 2007, we issued 1,369,863 shares of our Series C redeemable convertible preferred stock to Humana Inc., one of our principal stockholders, at a price of $3.65 per share for aggregate gross proceeds of approximately $5.0 million. Upon the closing of this offering, these shares will be converted into 400,045 shares of our common stock at an effective conversion price of $12.50 per share.

Series D preferred stock

In July 2008, we issued 6,153,846 shares of our Series D redeemable convertible preferred stock at a price of $6.50 per share for aggregate gross proceeds of approximately $40.0 million to our principal stockholders, entities affiliated with Flagship Ventures, with which our director, Noubar Afeyan, is affiliated; Gilde, with which our director, Pieter van der Meer, is affiliated; Humana; Legg Mason; GE; SMALLCAP and one of our directors, Stelios Papadopoulos, and certain other stockholders. The gross proceeds and the shares issued in this Series D Preferred Stock offering include the proceeds from and the shares issued upon conversion of the convertible notes disclosed above. Upon the closing of this offering, these shares will be converted into 3,692,227 shares of our common stock at an effective conversion price of $10.83 per share.

AGREEMENTS WITH STOCKHOLDERS

In connection with the Series D redeemable convertible preferred stock financing, we entered into the Third Amended and Restated Stockholders’ Voting and Co-Sale Agreement and the Fourth Amended and Restated Investor Rights Agreement, each dated as of July 10, 2008, with entities affiliated with Flagship Ventures; Gilde; Stelios Papadopoulos; Humana; Legg Mason; GE; SMALLCAP. and certain of our other stockholders. These agreements will terminate immediately prior to completion of the offering, other

Description of capital stock

“—Convertible notes.” These warrants will be exercisable at an exercise price of $0.02 per share and will expire on November 4, 2020. These warrants become exercisable upon the earlier of the closing of this offering or another qualified financing, the occurrence of a liquidation event or March 30, 2011.

CONVERTIBLE NOTES

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of convertible promissory notes, or bridge notes, to certain of our principal stockholders. We refer to this financing as our bridge note financing. We issued $4.0 million of the bridge notes as of September 30, 2010 and the balance of $2.0 million in November 2010. Interest on the bridge notes accrues at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, is payable at any time upon the earlier of demand by holders of 66 2/3% of the aggregate principal amount outstanding under the notes, acceleration due to an event of default, a liquidation event or March 29, 2011, and if not repaid, will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price. Based upon the expected initial public offering price of $7.00 per share, the $6.0 million in principal amount of the outstanding bridge notes will convert into approximately 857,127 shares of our common stock.

REGISTRATION RIGHTS OF EXISTING SECURITYHOLDERS

The holders, or their transferees, of an aggregate of approximately 13,723,450 shares of our common stock, which includes 9,541,931 shares of common stock issuable upon conversion of all of our outstanding preferred stock, 2,029,865 shares of common stock held by our preferred stockholders; 1,294,527 shares of common stock issuable upon the exercise of warrants held by our preferred stockholders and 857,127 shares of our common stock issuable upon conversion of the principal amount outstanding of our convertible promissory notes upon completion of this offering are entitled to certain registration rights with respect to these securities as set forth in the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, between us and the holders of these securities, which would require us to register their shares of our common stock for sale under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of our common stock included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions. After the completion of this offering, the registration rights described below shall not apply to shares of common stock that are eligible to be sold by persons who are not affiliates of the company (as defined in Rule 144 of the Securities Act), and have not been affiliates of the company during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. At any time following the first six months after our initial public offering, any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have us prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that we are not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to us, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of our common stock included in any such registration, and we may postpone or suspend the filing or effectiveness of such registration.

Description of capital stock

stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors, or its remaining members, even if less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-takeover provisions of Delaware law, our restated certificate of incorporation and our restated bylaws” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

STOCK EXCHANGE

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “BGMD.”

Shares eligible for future sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of November 5, 2010, upon completion of this offering, 18,143,607 shares of common stock will be outstanding, assuming (i) the automatic conversion of the principal amount outstanding of our convertible promissory notes into 857,127 shares of our common stock upon completion of this offering and (ii) no exercise of the underwriters’ over-allotment option and no exercise of options or warrants prior to the completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 13,393,607 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

➢	approximately 204,552 restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144;

➢

approximately 204,552 restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

➢

approximately 13,393,607 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Additionally, of the 2,442,662 shares of common stock issuable upon exercise of options outstanding as of November 5, 2010, approximately 1,913,462 shares will be vested and eligible for sale 180 days after the date of this prospectus, and 1,355,646 shares of common stock issuable upon exercise of warrants outstanding as of November 5, 2010 will be vested and may become eligible for sale beginning 180 days after the date of this prospectus.

RULE 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have not entered into a lock-up agreement described below under “—Lock-up agreements”

Shares eligible for future sale

and have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	one percent of the number of shares of our common stock then outstanding, which will equal approximately 181,436 shares immediately after this offering; and

➢

the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, holders of 12,867,554 of our restricted shares have entered into lock-up agreements as described below under “—Lock-up agreements” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein or waivers by the underwriters. Additionally, holders of 322,788 shares of common stock are subject to a 180-day contractual lock-up with us.

RULE 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract, such as the shares issued under our 2001 Stock Plan, may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701. Subject to the 180-day lock-up period, approximately 149,111 shares will be eligible for sale in accordance with Rule 701.

LOCK-UP AGREEMENTS

Pursuant to certain “lock-up” agreements, we, our officers and directors, and substantially all of our stockholders, option holders and warrant holders have agreed, subject to certain limited exceptions, not to, for a period from the execution of such agreement through and including the 180th day after the date of this prospectus, offer, sell, assign, transfer, pledge, lend, contract to sell, hypothecate, grant any options to purchase or otherwise dispose of, or announce any intention to otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock or to file or request the filing of any registration statement under the Securities Act with respect of such shares, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, or engage in any short selling of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock. The 180-day restricted period will be automatically extended if (i) during the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the

Shares eligible for future sale

material news or material event occurs. These lock-up restrictions apply to our shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. These lock-up restrictions also apply to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up restrictions will not apply under certain circumstances to transactions relating to shares of common stock acquired in this offering or in open market transactions following this offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions. UBS Securities LLC may agree, at any time or from time to time and without notice, to release for sale in the public market all or any portion of the securities subject to these restrictions.

REGISTRATION RIGHTS

Upon completion of the offering and after giving effect to the conversion of our outstanding preferred stock into common stock, the holders, or their transferees, of an aggregate of approximately 13,723,450 shares of our common stock, which includes 9,541,931 shares of common stock issuable upon conversion of all of our outstanding preferred stock, 2,029,865 shares of common stock held by our preferred stockholders, 1,294,527 shares of common stock issuable upon the exercise of warrants held by our preferred stockholders and 857,127 shares of our common stock issuable upon conversion of the principal amount outstanding of our convertible promissory notes, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. In addition, Silicon Valley Bank is also entitled to piggyback registration rights with regard to the 55,381 shares underlying warrants that we have issued to them. For additional information regarding these registration rights, see “Description of capital stock — Registration rights of existing securityholders.”

STOCK OPTIONS

As of September 30, 2010, we had outstanding options to purchase 2,442,662 shares of common stock at a weighted-average exercise price of $4.37 per share, of which options to purchase 1,693,535 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and other awards issuable pursuant to our 2001 Stock Plan and our 2010 Stock Plan. Please see “Compensation — Equity incentive plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under that registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions, immediately after the 180-day lock-up period expires.

WARRANTS

Upon the closing of the offering, we will have outstanding warrants to purchase an aggregate of 1,355,646 shares of our common stock at a weighted-average exercise price of $0.49 per share. Any shares purchased pursuant to these warrants will be “restricted shares” and may be sold in the public market only if they are registered under the Securities Act or qualify for an exemption from such registration.

Underwriting

We estimate that the total expenses of this offering paid or payable by us, not including the underwriting discounts and commissions, will be approximately $2.3 million.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors and securityholders owning substantially all of our stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC, may, in its sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ STOCK MARKET LISTING

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol “BGMD.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is

Underwriting

more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representative. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its, for which they have in the past received, and may currently or in the future receive, customary fees and expenses.

PARTICIPATION IN THIS OFFERING

Certain of our principal stockholders and/or their affiliates, including Flagship, Gilde, GE, Legg Mason, SMALLCAP and Stelios Papadopoulos, have indicated an interest in purchasing up to an aggregate of $25.3 million of shares of common stock in this offering, based upon the expected initial public offering price of $7.00 per share. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

OTHER

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

BG Medicine, Inc. and Subsidiary

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

AS OF SEPTEMBER 30, 2010 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

the securities purchase agreement, the notes and warrants held by that holder will be immediately terminated and the Company will be released from all obligations under the notes and warrants to those holders who have defaulted.

7.    SUBSEQUENT EVENTS

In preparing the accompanying financial statements and related disclosures, the Company has evaluated subsequent events through the date of issuance of these financial statements, which is December 15, 2010.

Bridge notes

On November 4, 2010, the Company received $2.0 million of additional proceeds through its existing securities purchase agreement executed on March 30, 2010 (Note 6). In connection with the third closing of the convertible note financing, the Company issued additional warrants to purchase 138,449 shares of its common stock at an exercise price of $0.02 per share. The fair value of the warrants, estimated to be approximately $650,000, will be recognized as interest expense at the date of issuance of the bridge notes.

Tax incentive

In July 2010, the Company applied to the Internal Revenue Service for a one-time tax incentive being offered by the U.S. Government, the Qualifying Therapeutic Discovery Project (“QTDP”) program. In letters dated October 29, 2010, the Company was notified that the Company was awarded $489,000 under the QTDP program for qualified past expenditures related to the Company’s development efforts related to the galectin-3 and AMIPredict diagnostic tests. The Company expects to receive the funds from the QTDP program during the fourth quarter of 2010.

F-40

Part II

Food & Agribusiness Fund B.V.; Legg Mason Capital Management; General Electric Pension Trust; SMALLCAP World Fund, Inc.; Humana Inc.; and one of our directors, Stelios Papadopoulos, and certain other stockholders. The gross proceeds and the shares issued in this offering include the proceeds from the shares issued upon conversion of the convertible notes described above in Items 6 and 8. Upon the closing of this offering, these shares will be converted into 3,692,227 shares of our common stock at an effective conversion price of $10.83 per share.

10.	On September 28, 2009, we issued 4,535 shares of our common stock to General Electric Capital Corporation upon the net exercise of a warrant originally issued for 15,817 shares at an exercise price of $5.35 per share.

11.	On March 30, 2010 and April 1, 2010, we issued $2.0 million in bridge notes, of which an aggregate of $666,600 have been issued to eight entities affiliated with Flagship (including AGTC Advisors Fund, L.P., Applied Genomic Technology Capital Fund, L. P., NewcoGen—Élan LLC, NewcoGen—Long Reign Holding LLC, NewcoGen—PE LLC, NewcoGen Equity Investors LLC, NewcoGen Group LLC and ST NewcoGen LLC), $333,400 have been issued to Gilde, $166,600 have been issued to Humana, $83,400 have been issued to Dr. Papadopoulos and $250,000 have been issued to each of Legg Mason, GE and SMALLCAP. The unpaid principal amount of the bridge notes will automatically convert upon the closing of this offering into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon, by the initial public offering price. Based upon an expected initial public offering price of $7.00 per share, the $2.0 million in principal amount of the outstanding bridge notes will convert into approximately 285,709 shares of our common stock. In connection with the issuance of the bridge notes, on March 30, 2010 and April 1, 2010, we issued warrants to purchase an aggregate 138,449 shares of our common stock. The warrants will be exercisable at an exercise price of $0.02 per share and are exercisable for 10 years from the date of issuance. Of the total number, warrants to purchase an aggregate of 46,142 shares of our common stock have been issued to eight entities affiliated with Flagship, warrants to purchase 23,080 shares of our common stock have been issued to Gilde, warrants to purchase 11,533 shares of our common stock have been issued to Humana, warrants to purchase 5,773 shares of our common stock have been issued to Dr. Papadopoulos and warrants to purchase 17,307 shares of our common stock have been issued to each of Legg Mason, GE and SMALLCAP.

12.	On September 27, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 11 above. In connection with the issuance of the bridge notes, on September 27, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 11 above.

13.	On November 4, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 11 above. In connection with the issuance of the bridge notes, on November 4, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 11 above.

The securities described in this section (a)(i) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act or Rule 506 of Regulation D promulgated thereunder, relative to sales by an issuer not involving any public offering.

II-4

Exhibit index

Exhibit number	Description of exhibit

10.19#@	Letter Agreement by and between the Registrant and Neal Gordon, dated as of December 17, 2008 (previously filed as Exhibit 10.9).

10.20#@	Letter Agreement by and between the Registrant and Wayne K. Shephard, dated as of May 12, 2009, as amended May 24, 2010.

10.21#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Pieter Muntendam, dated as of August 1, 2007 (previously filed as Exhibit 10.11).

10.22#@	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Neal Gordon, dated as of December 22, 2008 (previously filed as Exhibit 10.12).
10.23#@	Amended and Restated Cash Severance Agreement by and between the Registrant and Aram Adourian, dated as of August 1, 2007.

10.24#@	Amended and Restated Cash Severance Agreement by and between the Registrant and Anastasia Rader, dated as of August 1, 2007.

10.25#@	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers (previously filed as Exhibit 10.21).

Equity Compensation Plans

10.26#@	2001 Stock Option and Incentive Plan, as amended (previously filed as Exhibit 10.15).

10.27#@	Form of Incentive Stock Option Agreement under the 2001 Stock Option and Incentive Plan (previously filed as Exhibit 10.16).

10.28#@	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Option and Incentive Plan (previously filed as Exhibit 10.17).

10.29#@	2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.25).

10.30#@	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.26).

10.31#@	Form of Restricted Stock Agreement under the 2010 Employee, Director and Consultant Stock Plan (previously filed as Exhibit 10.27).

10.32#@	2010 Employee Stock Purchase Plan (previously filed as Exhibit 10.28).

10.33#@	Non-Employee Director Compensation Policy (previously filed as Exhibit 10.29).

21#	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2#	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

23.3#	Consent of Kalorama Information.

24.1#	Powers of Attorney (see signature page to initial filing).

#	Previously filed.

+	Confidential treatment has been granted for portions of this exhibit.

@	Denotes management compensation plan or contract.

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